FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 13, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 13, 2005                                     By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                         Director's Interests



I give below details of changes in interests in the Ordinary Shares and American Depositary Receipts (ADRs) of GlaxoSmithKline plc in respect of the under-mentioned directors:-


Dr J P Garnier                The Administrators of the GlaxoSmithKline
                              Performance Share Plan notified the Company and
                              Dr Garnier on 13 April 2005 that his interest had notionally increased by 3819.757 ADRs at a price of $47.43 per ADR following the notional re-investment of the dividend paid to shareholders on 07 April 2005.

Dr T Yamada                   The Administrators of the GlaxoSmithKline
                              Performance Share Plan notified the Company and Dr
                              Yamada on 13 April 2005 that his interest had notionally increased by 1145.928 ADRs at a price of $47.43 per ADR following the notional re-investment of the dividend paid to shareholders on 07 April 2005.

Mr J S Heslop                 The  Administrators of the  GlaxoSmithKline
                              Performance Share Plan notified  the  Company
                              and Mr  Heslop  on 13 April  2005  that his
                              interest had notionally  increased by 148.919
                              Ordinary Shares at a price  of  (pound)12.49  per
                              Ordinary   Share   following  the  notional
                              re-investment of the dividend paid to shareholders on 07 April 2005.


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

S M Bicknell
Company Secretary

13 April 2005

                            Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier                       The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Garnier on 13
                                     April 2005 that he had increased his
                                     interest by 345.940 Ordinary Share ADRs at a price of $45.980 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 07 April 2005.




S M Bicknell
Company Secretary

13 April 2005

                           Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier        The  Administrators  of the SmithKline  Beecham Mid-Term
                      Incentive Plan  notified  the Company and Dr Garnier on
                      13 April 2005 that he had  increased  his interest by
                      1589.063  Ordinary  Share ADRs at a price  of   $45.980
                      per   Ordinary   Share  ADR   following   the
                      re-investment of the dividend paid to shareholders on 07 April 2005.




S M Bicknell
Company Secretary

13 April 2005